Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT ANNOUNCES FURTHER US PATENT GRANTED FOR CDI ANTIBIOTIC RIDINILAZOLE

Oxford, UK, 28 April 2016 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection (‘CDI’), announces the strengthening of the intellectual property estate protecting ridinilazole following the grant of a composition of matter patent by the United States Patent and Trademark Office.

Ridinilazole is a novel class antibiotic with potential for broad use in the treatment of CDI. In a Phase 2 clinical trial, ridinilazole showed statistical superiority over vancomycin in rates of sustained clinical response, an endpoint that captures both initial cure and recurrence of CDI.

“This new patent grant in one of our potential major commercial markets substantially strengthens our intellectual property estate protecting our novel CDI antibiotic ridinilazole and supports our efforts to maximise the potential of this promising compound,”commented Glyn Edwards, Chief Executive Officer of Summit. “We are focused on advancing our CDI and DMD programmes and today’s news, combined with the recently announced expansion of our PhaseOut DMD trial, highlights their continuing excellent progress as we seek to have a meaningful impact on the lives of patients living with these serious diseases.”

The patent (United States Patent 9,314,456) is entitled ‘Antibacterial Compounds’, and provides a period of exclusivity for ridinilazole in the United States until at least 1 December 2029, with the possibility of patent term extension.

Notes to Editors

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly the wider community with between 450,000 and 700,000 cases of CDI in the US annually. It is caused by an infection of the colon by the bacterium C. difficile, which produces toxins that cause inflammation, severe diarrhoea and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. Existing CDI treatments are predominantly broad spectrum antibiotics, and these cause further damage to the gut flora and are associated with high rates of recurrent disease. Recurrent disease is the key clinical issue as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs. The economic impact of CDI is significant with one study estimating annual acute care costs at $4.8 billion in the US.

About Ridinilazole

Ridinilazole (previously known as SMT19969) is an orally administered small molecule antibiotic that Summit is developing specifically for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a narrow spectrum of activity and had a potent bactericidal effect against all clinical isolates of C. difficile tested. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In this trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. Ridinilazole has received Qualified Infectious Disease Product (‘QIDP’) designation and has been granted Fast Track status by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include an extension of marketing exclusivity for an additional five years upon FDA approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP
(Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer
(Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications
(US media contact) Chris Erdman	Tel: +1 781 235 3060 cerdman@macbiocom.com

Consilium Strategic Communications
(Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel:+44(0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

This announcement contains “forward-looking statements”, including, but not limited to, statements about the discovery, development and commercialisation of programme assets. These forward-looking statements are statements based on the Company’s current intentions, beliefs and expectations, which include, among other things, the Company’s results of operations, financial condition, prospects, growth, strategies and the industry in which the Company operates. No forward-looking statement is a guarantee of future performance and actual results could differ materially from those expressed or implied in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements or information. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These include but are not limited to: adverse results in clinical or preclinical development studies; delays in obtaining regulatory approval; failure to obtain patent protection for inventions; commercial limitations imposed by patents owned or controlled by third parties; being unable to secure partnership agreements to develop and commercialise programme assets; being unable to secure the necessary funding to conduct any proposed research and development studies; and the ability to retain and recruit key personnel. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this announcement to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based, except as required by applicable law.

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